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                                                       SEC FILE NUMBER 0-22972
                                                      --------------------------
                                                            CUSIP NUMBER
                                                             150925 10 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K [ ] Form 20-F [ ] Form 11-K
              [ ] Form 10-Q [ ] Form N-SAR

              For Period Ended:           December 31, 2001
                               -----------------------------------------

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ---------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Toreador Resources Corporation
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Full Name of Registrant

Toreador Royalty Corporation
--------------------------------------------------------------------------------
Former Name if Applicable

4809 Cole Avenue, Suite 108
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or
[X] Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

See Exhibit A.                                   (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (2-99)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Douglas W. Weir              (214)                559-3933
         --------------------------    --------------    ----------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B.

--------------------------------------------------------------------------------

                         Toreador Resources Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 2002                 By: /s/ Douglas W. Weir
                                         --------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
--------------------------------------------------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    EXHIBIT A
                                       To
                                   Form 12b-25

Part III

         The Company's report on Form 10-K could not be filed within the prescribed time period because information required for completion and filing is not yet available due to difficulties in finalizing financial results related to the Company's acquisition of Madison Oil Company ("Madison"). The Company acquired Madison effective December 31, 2001, and is currently resolving the consequences of the merger resulting from certain foreign tax liabilities. When these liabilities are resolved, the Company will be able to complete its purchase price allocation and its consolidated financials.

                                    EXHIBIT B
                                       To
                                   Form 12b-25

Part IV, Item (3)

         Net Income for the year ended December 31, 2001 is estimated to be approximately $236,000 before the payment of dividends on the Company's preferred stock, or a loss of approximately $124,000 applicable to the Company's common stockholders. Net Income for the year ended December 31, 2000 was $2,993,000. The change is primarily due to increased depletion expense and exploration and acquisition expense.

         Depletion expense increased from approximately $2.4 million in 2000 to approximately $4.9 million in 2001. This increase was largely due to Texona Petroleum Corporation ("Texona") properties that were acquired during 2000. In 2001, exploration and acquisition expense increased by approximately $2.3 million due to a significant increase in drilling activities. These increases in expense were partially offset by an increase in revenue of approximately $2.2 million primarily resulting from the Texona properties and increased gains on commodity derivatives.